United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

Production Report
CVRD — 2006 Production Report
WINNING ONE MORE BATTLE
Rio de Janeiro, March 7, 2007 — Companhia Vale do Rio Doce (CVRD) showed an excellent operational performance in 2006, achieving new records for the production of iron ore, bauxite, alumina, aluminium, copper, potash and kaolin.
In this report, for the first time we will be publishing information on the production of CVRD Inco, which has also set new refined nickel production records. For the sake of comparison, we are presenting data related to production of previous quarters for nickel, copper, cobalt, platinum and palladium.
The Company’s continuous production growth in the last few years, achieving a series of successive records, has been fundamental to exploit the opportunities generated by the long-cycle of minerals and metals. This has contributed to generating value for shareholders as well as thousands of jobs, creating a new and improved life prospect in the communities where we operate. At the same time, in a world in which these products are becoming increasingly scarce, this involves considerable efforts to satisfy the requirements of our clients.
FERROUS MINERALS

Iron Ore — 264 million tons

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

IRON ORE	60,489	69,535	68,158	233,851	264,152	-2.0%	12.7%	13.0%
Southeastern System	22,533	25,020	24,694	90,325	96,630	-1.3%	9.6%	7.0%
Itabira	11,334	12,108	12,051	45,724	47,069	-0.5%	6.3%	2.9%
Mariana	7,003	7,694	7,380	25,479	29,519	-4.1%	5.4%	15.9%
Minas Centrais	4,196	5,218	5,264	19,123	20,042	0.9%	25.4%	4.8%
Southern System	17,342	23,122	20,890	69,897	84,323	-9.7%	20.5%	20.6%
MBR	12,369	18,004	15,825	50,362	64,596	-12.1%	27.9%	28.3%
Minas do Oeste	4,973	5,118	5,065	19,535	19,727	-1.0%	1.9%	1.0%
Carajás	20,307	21,026	22,217	72,489	81,762	5.7%	9.4%	12.8%
Urucum	308	367	357	1,139	1,437	-2.9%	15.9%	26.2%
CVRD’s iron ore production, under the concept of US GAAP (Generally Accepted Accounting Principles in the United States), reached a new record in 2006, of 264.2 million tons. This was an increase of 13.0% on 2005, when we produced 233.9 million tons.
Between 2001 and 2006, the Company’s production increased by an average annual rate of 14.6%, rising by 130 million tons over five years, which has contributed to consolidating the company’s leadership in the global iron ore market.
Production at Carajás in 4Q06 was already running at a rate of more than 85 million tons a year, setting a new quarterly record of 22.2 million tons, compared to the earlier record of 21.0 million tons in the previous quarter. For the year 2006, Carajás produced a total of 81.8 million tons, which is a new annual record.
The Southeastern System, which comprehends the Itabira, Mariana and Minas Centrais iron ore mines, in was responsible for the production of 96.6 million tons, representing 36.6% of the total produced by CVRD in 2006.
The rainy season in the state of Minas Gerais began earlier this year, with heavy rainfall in the fourth quarter of the year, rather than in the first quarter of the following year, which is usually the case. As a consequence

Production Report
of this meteorological phenomenon, the volumes produced in 4Q06 in the Southeastern System and Southern System (MBR and Oeste mines) were down 1.3% and 9.7%, respectively, compared to the previous quarter.
The Southern System produced 84.3 million tons in 2006, up 20.6% compared to 2005.

Pellets — quarterly record

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

PELLETS	4,315	3,923	4,371	16,369	14,182	11.4%	1.3%	-13.4%
CVRD I and CVRD II	1,532	1,573	1,624	5,911	6,045	3.3%	6.1%	2.3%
Fabrica	1,016	891	1,051	4,273	4,030	18.0%	3.5%	-5.7%
São Luís	1,768	1,459	1,695	6,185	4,108	16.1%	-4.1%	-33.6%
Under the concept of US GAAP, which excludes the joint ventures (Samarco, Nibrasco, Kobrasco, Hispanobras and Itabrasco), pellet production in 2006 amounted to 14.2 million tons, compared to 16.4 million tons in 2005. This reduction was due to the shutdown of the São Luís pellet plant between April and July, due to inventory accumulation as a result of a slowdown in demand for pellets in the first half of 2006.
As global demand for pellets resumed growth, production in 4Q06 reached an all-time high of 4.4 million tons, up 11.4% on 3Q06, and 56,000 tons higher than the previous quarterly record in 4Q05, of 4.3 million tons. São Luís was run above its nominal capacity in the period, producing 1.7 million tons in the 4Q06. Blast furnace pellet production amounted to 1.5 million tons, while the volume of direct reduction pellets amounted to 2.9 million tons.
In 2006, 7.7 million tons of blast furnace pellets were produced, and 6.5 million tons of direct reduction pellets. In 4Q06 production of blast furnace pellets amounted to 1.5 million tons, and production of direct reduction pellets, 2.9 million tons.
Under the consolidation concept of BR GAAP (Generally Accepted Accounting Principles in Brazil), whereby the volumes produced by the joint ventures are calculated in proportion to CVRD’s shareholding stake, production in 4Q06 amounted to 9.0 million tons of pellets, up 4.2% on the previous quarter. The amount produced in 2006 amounted to 33.2 million tons, compared to 33.4 million tons in 2005.

Manganese ore and ferroalloys — restructuring operations

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

MANGANESE ORE	614	610	576	3,032	2,242	-5.5%	-6.1%	-26.1%
Azul	481	471	444	2,236	1,692	-5.9%	-7.8%	-24.4%
Urucum	73	90	84	389	362	-6.7%	15.6%	-7.0%
Other mines	60	49	49	406	188	0.2%	-18.7%	-53.6%

FERRO ALLOYS	100	140	138	563	534	-1.2%	37.7%	-5.1%
Brasil	63	68	66	347	260	-2.8%	4.3%	-24.9%
Dunkerque	22	41	38	118	146	-7.2%	77.8%	23.7%
Mo I Rana	10	26	29	77	107	12.5%	189.5%	39.5%
Urucum	6	5	5	22	21	-0.2%	-10.8%	-0.6%
In 2006, restructuring of the manganese and alloy businesses was carried out with the aim of cutting costs and maximizing efficiency. In this context, inefficient furnaces were shut down, as well as some small manganese mines, while the Company also adopted the practice of combining ore from the Azul mine with that acquired from other producers, producing a blend capable of improving productivity in the alloy manufacturing process.

Production Report
CVRD’s manganese ore production in 2006 amounted to 2.2 million tons, down 26.1% on 2005. The Azul mine in Carajás produced 1.7 million tons in the year.
Alloy production in 2006 amounted to 534,000 tons, lower than the level achieved in 2005, of 563,000 tons.
In 2006, alloy production consisted of 228,000 tons of ferrosilicon manganese alloys (FeSiMn), 219,700 tons of high-carbon ferro manganese alloys (FeMnAC), 52,100 tons of medium-carbon ferromanganese alloys (FeMnMC) and 23,400 tons of other types of alloy (CaSi). Production of cored wire (specialty alloys) at Dunkerque and São João Del Rei amounted to 11,300 tons.
In 4Q06, manganese production amounted to 576,000 tons, compared to 610,000 tons in 3Q06 and 614,000 tons in 4Q05. In this quarter, the Azul mine produced 444,000 tons, down 5.9% on the previous quarter.
BASE METALS

Nickel — an all-time high

						% Change	% Change	% Change
000’s tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

NICKEL	64.4	56.8	69.0	220.8	250.6	21.5%	7.1%	13.5%
Ontario	28.5	17.3	23.9	96.5	93.0	38.2%	-16.1%	-3.6%
Manitoba	13.4	5.3	8.5	48.6	35.3	60.4%	-36.6%	-27.4%
Indonesia	21.3	15.9	19.0	73.9	70.0	19.5%	-10.8%	-5.3%
Voisey’s Bay	0.0	11.4	13.5	0.0	35.5	18.4%	—	—
External source*	1.2	6.9	4.1	1.8	16.8	-40.6%	n.m.	n.m.

*	The nickel concentrate is purchased from third-parties and processed by CVRD Inco
As a consequence of the operational improvements that have resulted in productivity gains in the Thompson (Manitoba) and Sudbury (Ontario) mines and Clarabelle mill and the beginning of the optimization of feed flows at the Sudbury Basin as well as the ramp-up of Voisey’s Bay, production of refined nickel reached a new quarterly record of 69,000 tons in 4Q06.
Nickel output was up 21.5% on 3Q06, 4.2% higher than the previous quarterly record achieved in 4Q04, of 66,200 tons. All CVRD’s main operations achieved an increase in production in 4Q06, compared 3Q06, as part of the Company’s efforts to correct the disequilibrium between global nickel demand and supply.
Production in the Ontario operations increased by 38.2% in 4Q06, after the scheduled maintenance stoppage in 3Q06. Since then, the Copper Cliff refinery has been improving its performance, resulting in increased production of refined nickel.
Production at PT Inco, in Indonesia, recovered in 4Q06 after damage to an electric furnace in 2Q06, with production likely to return to full capacity in 1Q07.
Voisey’s Bay produced 13,500 tons in 4Q06, and 35,500 tons in 2006, making very good progress in its production ramp-up process.
On a pro forma basis, CVRD refined nickel output reached 250,600 tons in 2006, which should be a new annual record, beating the previous one of 236,800 tons, in 2004. The production in 2006 is also the largest quantity produced by a company in the world.

Production Report

Copper — Sossego sets new annual and quarterly records

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

COPPER	72	60	85	237	267	41.9%	17.5%	12.8%
Sossego	26	32	33	107	117	3.3%	28.0%	10.2%
Ontario	42	21	36	126	109	70.7%	-15.1%	-13.3%
Manitoba	0	0	1	0	1	n.m.	—	—
Voisey’s Bay	4	2	11	4	28	341.8%	150.0%	n.m.
External source	0	4	4	0	11	4.8%	—	—
The production of copper in concentrate at the Sossego mine, Carajás, amounted to 33,300 tons in 4Q06, the highest production in its history, up 28.0% on 4Q05. The previous production record was obtained in 3Q06, of 32,000 tons.
For 2006, the Sossego mine produced 117,000 tons of copper contained in concentrates, up 10.2% on the previous year’s production, of 107,000 tons, setting a new yearly record.
The operations of CVRD Inco added 52,000 tons of refined copper to the Company’s production in 4Q06, so that total copper production amounted to 85,000 tons in this quarter.
In pro-forma terms, CVRD’s copper production amounted to 267,000 tons in 2006, up 12.8% on the previous year.
ALUMINIUM

Bauxite — new record at Trombetas

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

BAUXITE	1,702	1,861	1,836	6,884	7,100	-1.3%	7.9%	3.1%
Trombetas	1,702	1,861	1,836	6,884	7,100	-1.3%	7.9%	3.1%
In 2006, total production at Trombetas set a new record of 17.8 million tons of bauxite, 3.1% higher than the previous record of 17.2 million tons obtained in 2005.

Alumina — the largest refinery in the world

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

ALUMINA	653	1,063	1,127	2,570	3,939	6.0%	72.4%	53.2%
Alunorte	653	1,063	1,127	2,570	3,939	6.0%	72.4%	53.2%
As a result of record ramp-up in stages 4 and 5, which expanded its nominal production capacity by 1.8 million tons, production at the Alunorte refinery in Barcarena reached a new annual production record of 3.9 million tons, up 53.2% on that produced in 2005.
The volume produced in 4Q06 reached a record level of 1.1 million tons, up 53.2% on 4Q05 and up 6.0% on the previous record obtained in 3Q06.

Production Report

Aluminum — productivity gains and a new annual record

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

ALUMINUM	136	138	138	538	550	0.0%	1.8%	2.2%
Albras	113	115	115	446	456	0.1%	1.5%	2.2%
Valesul	23	24	24	93	94	-0.4%	3.1%	2.1%
Aluminum production at Albras amounted to 456,000 tons, up 2.2% on the previous year, setting a new record, made possible as a result of operational improvements. Production at Valesul in 2006, at Santa Cruz, which became a wholly-owned subsidiary of CVRD from 3Q06, amounted to 94,000 tons.
Production at Albras in 4Q06 amounted to 115,000 tons, being practically the same as the levels achieved in 4Q05 and 3Q06. Valesul production at Santa Cruz, of 24,000 tons in 4Q06, also did not show any significant variation on previous quarters.
Including the annual production at Santa Cruz, the quantity of aluminum produced by the Company amounted to 550,000 tons in 2006.
OTHER PRODUCTS

Recovery in platinum production and record cobalt production

						% Change	% Change	% Change
	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

COBALT (tons)	476	356	637	1,660	2,040	78.9%	33.8%	22.9%
Ontario	429	98	122	1,378	633	24.5%	-71.6%	-54.1%
Manitoba	47	40	82	282	415	105.0%	74.5%	47.2%
Voisey’s Bay	0	155	302	0	680	94.8%	—	—
External source	0	63	131	0	312	107.9%	—	—

PLATINUM (000’ounces)	50	32	45	173	153	40.6%	-10.0%	-11.6%
Ontario	50	32	45	173	153	40.6%	-10.0%	-11.6%

PALLADIUM (000’ounces)	60	47	72	222	208	53.2%	20.0%	-6.3%
Ontario	60	47	72	222	208	53.2%	20.0%	-6.3%

GOLD (000’s ounces)	23	19	20	80	78	4.7%	-13.5%	-2.6%
Ontario	23	19	20	80	78	4.7%	-13.5%	-2.6%
The production of platinum and palladium in 4Q06 showed an increase on that produced in the third quarter of 2006, as a result of efforts to boost nickel production in Sudbury.
Cobalt production recovered in 4Q06, after a scheduled maintenance stoppage in the Ontario operations in the previous quarter, also boosted by the production of cobalt associated with the nickel concentrate produced at Voisey’s Bay, enabling the Company to achieve a quarterly record of 637 tons.

Production Report

Potash — capacity expansion allows a new annual record

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

POTASH	174	179	180	641	732	0.5%	3.0%	14.2%
Taquari-Vassouras	174	179	180	641	732	0.5%	3.0%	14.2%
Annual production at Taquari-Vassouras set a new record of 732,000 tons of potash in 2006, despite problems in the mine’s operations, due to low grade of the ore extracted.
Potash production in the final quarter of 2006 amounted to 180,000 tons, up 0.5% on the volume produced in 3Q06.

Kaolin — PPSA’s led to new production record

						% Change	% Change	% Change
000’ tons	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

KAOLIN	341	341	332	1,218	1,352	-2.5%	-2.7%	11.1%
PPSA	154	152	151	517	597	-0.3%	-1.5%	15.6%
Cadam	188	189	181	701	755	-4.3%	-3.7%	7.7%
In 2006, CVRD’s production of kaolin reached a new record, of 1.4 million tons, up 11.1% on the previous record set in 2005, of 1.2 million tons. This was basically due to increased production at PPSA, which has been operating at full capacity since October 2005.
At PPSA, 597,000 tons were produced in 2006, up 15.6% on 2005, while at CADAM production amounted to 755,000 tons, showing a more moderate increase of 7.7%.
Production for the quarter amounted to 332,000 tons, down 2.7% on 4Q05.

CVRD Production Report — US GAAP*
thousand tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

IRON ORE	60,489	69,535	68,158	233,851	264,152	-2.0%	12.7%	13.0%
Southeastern System	22,533	25,020	24,694	90,325	96,630	-1.3%	9.6%	7.0%
Itabira	11,334	12,108	12,051	45,724	47,069	-0.5%	6.3%	2.9%
Mariana	7,003	7,694	7,380	25,479	29,519	-4.1%	5.4%	15.9%
Minas Centrais	4,196	5,218	5,264	19,123	20,042	0.9%	25.4%	4.8%
Southern System	17,342	23,122	20,890	69,897	84,323	-9.7%	20.5%	20.6%
MBR	12,369	18,004	15,825	50,362	64,596	-12.1%	27.9%	28.3%
Minas do Oeste	4,973	5,118	5,065	19,535	19,727	-1.0%	1.9%	1.0%
Carajás	20,307	21,026	22,217	72,489	81,762	5.7%	9.4%	12.8%
Urucum	308	367	357	1,139	1,437	-2.9%	15.9%	26.2%

PELLETS	4,315	3,923	4,371	16,369	14,182	11.4%	1.3%	-13.4%
CVRD I and CVRD II	1,532	1,573	1,624	5,911	6,045	3.3%	6.1%	2.3%
Fabrica	1,016	891	1,051	4,273	4,030	18.0%	3.5%	-5.7%
São Luís	1,768	1,459	1,695	6,185	4,108	16.1%	-4.1%	-33.6%

MANGANESE ORE	614	610	576	3,032	2,242	-5.5%	-6.1%	-26.1%
Azul	481	471	444	2,236	1,692	-5.9%	-7.8%	-24.4%
Urucum	73	90	84	389	362	-6.7%	15.6%	-7.0%
Other mines	60	49	49	406	188	0.2%	-18.7%	-53.6%

FERRO-ALLOYS	100	140	138	563	534	-1.2%	37.7%	-5.1%
Brasil	63	68	66	347	260	-2.8%	4.3%	-24.9%
Dunkerque	22	41	38	118	146	-7.2%	77.8%	23.7%
Mo I Rana	10	26	29	77	107	12.5%	189.5%	39.5%
Urucum	6	5	5	22	21	-0.2%	-10.8%	-0.6%

NICKEL	64	57	69	221	251	21.5%	7.1%	13.5%
Ontario	29	17	24	97	93	38.2%	-16.1%	-3.6%
Manitoba	13	5	9	49	35	60.4%	-36.6%	-27.4%
Indonesia	21	16	19	74	70	19.5%	-10.8%	-5.3%
Voisey’s Bay	0	11	14	0	36	18.4%	—	—
External Source**	1	7	4	2	17	-40.6%	n.m.	n.m.

COPPER	72	60	85	237	267	41.9%	17.5%	12.8%
Sossego	26	32	33	107	117	3.3%	28.0%	10.2%
Ontario	42	21	36	126	109	70.7%	-15.1%	-13.3%
Manitoba	0	0	1	0	1	n.m.	—	—
Voisey’s Bay	4	2	11	4	28	341.8%	150.0%	n.m.
External Source	0	4	4	0	11	4.8%	—	—

ALUMINA	653	1,063	1,127	2,570	3,939	6.0%	72.4%	53.2%
Alunorte	653	1,063	1,127	2,570	3,939	6.0%	72.4%	53.2%

ALUMINUM	136	138	138	538	550	0.0%	1.8%	2.2%
Albras	113	115	115	446	456	0.1%	1.5%	2.2%
Valesul	23	24	24	93	94	-0.4%	3.1%	2.1%

COBALT (tons)	476	356	637	1,660	2,040	78.9%	33.8%	22.9%
Ontario	429	98	122	1,378	633	24.5%	-71.6%	-54.1%
Manitoba	47	40	82	282	415	105.0%	74.5%	47.2%
Voisey’s Bay	0	155	302	0	680	94.8%	—	—
External Source	0	63	131	0	312	107.9%	—	—

PLATINUM (thousand of ounces)	50	32	45	173	153	40.6%	-10.0%	-11.6%
Ontario	50	32	45	173	153	40.6%	-10.0%	-11.6%

PALLADIUM (thousand of ounces)	60	47	72	222	208	53.2%	20.0%	-6.3%
Ontario	60	47	72	222	208	53.2%	20.0%	-6.3%

GOLD (thousand of ounces)	23	19	20	80	78	4.7%	-13.5%	-2.6%
Ontario	23	19	20	80	78	4.7%	-13.5%	-2.6%

POTASH	174	179	180	641	732	0.5%	3.0%	14.2%
Taquari-Vassouras	174	179	180	641	732	0.5%	3.0%	14.2%

KAOLIN	341	341	332	1,218	1,352	-2.5%	-2.7%	11.1%
PPSA	154	152	151	517	597	-0.3%	-1.5%	15.6%
Cadam	188	189	181	701	755	-4.3%	-3.7%	7.7%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

**	The nickel concentrate is purchased from third-parties and processed by CVRD Inco

CVRD Production Report — Consolidated BR GAAP*
thousand tons (unless stated otherwise)

						% Change	% Change	% Change
	4Q05	3Q06	4Q06	2005	2006	4Q06/3Q06	4Q06/4Q05	2006/2005

IRON ORE	62,160	71,337	69,930	240,413	271,069	-2.0%	12.5%	12.8%
Southeastern System	22,533	25,020	24,694	90,325	96,630	-1.3%	9.6%	7.0%
Itabira	11,334	12,108	12,051	45,724	47,069	-0.5%	6.3%	2.9%
Mariana	7,003	7,694	7,380	25,479	29,519	-4.1%	5.4%	15.9%
Minas Centrais	4,196	5,218	5,264	19,123	20,042	0.9%	25.4%	4.8%
Southern System	17,342	23,122	20,890	69,897	84,323	-9.7%	20.5%	20.6%
MBR	12,369	18,004	15,825	50,362	64,596	-12.1%	27.9%	28.3%
Minas do Oeste	4,973	5,118	5,065	19,535	19,727	-1.0%	1.9%	1.0%
Carajás	20,307	21,026	22,217	72,489	81,762	5.7%	9.4%	12.8%
Urucum	308	367	357	1,139	1,437	-2.9%	15.9%	26.2%
Samarco	1,671	1,802	1,773	6,563	6,917	-1.6%	6.1%	5.4%

PELLETS	9,326	8,666	9,001	36,376	33,174	3.9%	-3.5%	-8.8%
CVRD I and CVRD II	1,532	1,573	1,624	5,911	6,045	3.3%	6.1%	2.3%
Fabrica	1,016	891	1,051	4,273	4,030	18.0%	3.5%	-5.7%
São Luís	1,768	1,459	1,695	6,185	4,108	16.1%	-4.1%	-33.6%
Nibrasco	1,134	1,188	1,165	4,604	4,644	-2.0%	2.8%	0.9%
Kobrasco	626	646	571	2,447	2,424	-11.6%	-8.8%	-1.0%
Hispanobras	467	560	592	2,139	2,295	5.8%	26.7%	7.3%
Itabrasco	441	529	511	1,966	2,043	-3.5%	16.0%	3.9%
Samarco	1,751	1,819	1,792	6,852	6,925	-1.5%	2.3%	1.1%
GIIC	592	0	0	2,000	660	n.a	n.a	-67.0%

MANGANESE ORE	614	610	576	3,032	2,242	-5.5%	-6.1%	-26.1%
Azul	481	471	444	2,236	1,692	-5.9%	-7.8%	-24.4%
Urucum	73	90	84	389	362	-6.7%	15.6%	-7.0%
Other mines	60	49	49	406	188	0.2%	-18.7%	-53.6%

FERRO-ALLOYS	100	140	138	563	534	-1.2%	37.7%	-5.1%
Brasil	63	68	66	347	260	-2.8%	4.3%	-24.9%
Dunkerque	22	41	38	118	146	-7.2%	77.8%	23.7%
Mo I Rana	10	26	29	77	107	12.5%	189.5%	39.5%
Urucum	6	5	5	22	21	-0.2%	-10.8%	-0.6%

NICKEL	64	57	69	221	251	21.5%	7.1%	13.5%
Ontario	29	17	24	97	93	38.2%	-16.1%	-3.6%
Manitoba	13	5	9	49	35	60.4%	-36.6%	-27.4%
Indonesia	21	16	19	74	70	19.5%	-10.8%	-5.3%
Voisey’s Bay	0	11	14	0	36	18.4%	—	—
External source	1	7	4	2	17	-40.6%	n.m.	n.m.

COPPER	72	60	85	237	267	41.9%	17.5%	12.8%
Sossego	26	32	33	107	117	3.3%	28.0%	10.2%
Ontario	42	21	36	126	109	70.7%	-15.1%	-13.3%
Manitoba	0	0	1	0	1	n.m.	—	—
Voisey’s Bay	4	2	11	4	28	341.8%	150.0%	n.m.
External Source	0	4	4	0	11	4.8%	—	—

BAUXITE	1,702	1,861	1,836	6,884	7,100	-1.3%	7.9%	3.1%
Trombetas	1,702	1,861	1,836	6,884	7,100	-1.3%	7.9%	3.1%

ALUMINA	653	1,063	1,127	2,570	3,939	6.0%	72.4%	53.2%
Alunorte	653	1,063	1,127	2,570	3,939	6.0%	72.4%	53.2%

ALUMINUM	136	138	138	538	550	0.0%	1.8%	2.2%
Albras	113	115	115	446	456	0.1%	1.5%	2.2%
Valesul	23	24	24	93	94	-0.4%	3.1%	2.1%

COBALT (tons)	476	356	637	1,660	2,040	78.9%	33.8%	22.9%
Ontario	429	98	122	1,378	633	24.5%	-71.6%	-54.1%
Manitoba	47	40	82	282	415	105.0%	74.5%	47.2%
Voisey’s Bay	0	155	302	0	680	94.8%	—	—
External Source	0	63	131	0	312	107.9%	—	—

PLATINUM (thousand of ounces)	50	32	45	173	153	40.6%	-10.0%	-11.6%
Ontario	50	32	45	173	153	40.6%	-10.0%	-11.6%

PALLADIUM (thousand of ounces)	60	47	72	222	208	53.2%	20.0%	-6.3%
Ontario	60	47	72	222	208	53.2%	20.0%	-6.3%

GOLD (thousand of ounces)	23	19	20	80	78	4.7%	-13.5%	-2.6%
Ontario	23	19	20	80	78	4.7%	-13.5%	-2.6%

POTASH	174	179	180	641	732	0.5%	3.0%	14.2%
Taquari-Vassouras	174	179	180	641	732	0.5%	3.0%	14.2%

KAOLIN	341	341	332	1,218	1,352	-2.5%	-2.7%	11.1%
PPSA	154	152	151	517	597	-0.3%	-1.5%	15.6%
Cadam	188	189	181	701	755	-4.3%	-3.7%	7.7%

* 1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which CVRD has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco and MRN), consolidation is proportional to CVRD’s stake in the company.

3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

Production Report
For further information. please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto,castello,branco,cvrd,com,br
Alessandra Gadelha: alessandra,gadelha,cvrd,com,br
Daniela Tinoco: daniela,tinoco,cvrd,com,br
Marcelo Silva Braga: marcelo,silva,braga,cvrd,com,br
Theo Penedo: theo,penedo,cvrd,com,br
Virgínia Monteiro: virginia,monteiro,cvrd,com,br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts, These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements. and CVRD cannot give assurance that such statements will prove correct, These risks and uncertainties include factors: relating to the Brazilian economy and securities markets. which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry. which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates, For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements. please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U,S, Securities and Exchange Commission,

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: January 30, 2007	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations